	BAKER DONELSON CENTER, SUITE 800
	211 COMMERCE STREET
	NASHVILLE, TENNESSEE 37201

	MAILING ADDRESS:
	P.O. BOX 190613
	NASHVILLE, TENNESSEE 37219

	PHONE:	615.726.5600
TONYA MITCHEM GRINDON, SHAREHOLDER	FAX:	615.726.0464
Direct Dial: 615.726.5607
Direct Fax: 615.744.5607
E-Mail Address: tgrindon@bakerdonelson.com	www.bakerdonelson.com

February 17, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Community Healthcare Trust Incorporated
Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of our client, Community Healthcare Trust Incorporated (the “Company”), we are submitting a draft Registration Statement on Form S-11 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2014, its most recently completed fiscal year, were less than $1 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (615) 726-5607 or J. Allen Roberts at (615) 726-5596.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon
Tonya Mitchem Grindon,
Shareholder

cc:          Timothy G. Wallace, Chairman, Chief Executive Officer and President

cc:          W. Page Barnes, Chief Financial Officer

cc:          J. Allen Roberts